UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NORTHERN EMPIRE ENERGY CORP.
(Name of Issuer)

common stock
(Title of Class of Securities)

665113106
(CUSIP Number)

Martin Doane

36 Lombard Street, Suite 700
Toronto, Ontario
CANADA M5C 2X3
(416) 941-9069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	665113106

1.	Name(s) of Reporting Persons:	2251442 Ontario Inc.
	I.R.S. Identification Nos. of above persons:	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	X	(a)
(b)

3.	SEC Use Only

4.	Source of Funds:	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)		N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	18,000,000 common shares

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	18,000,000

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		( )

13.	Percent of Class Represented by Amount in Row (11) 86.42%
(based on 20,827,216 common shares issued and outstanding as of March 23, 2012).

14.	Type of Reporting Person	CO

CUSIP No	665113106

1.	Name(s) of Reporting Persons:	Ubequity Capital Partners, Inc.
	I.R.S. Identification Nos. of above persons:	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	X	(a)
(b)

3.	SEC Use Only

4.	Source of Funds:	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)		N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	18,000,000 common shares

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	18,000,000

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		( )

13.	Percent of Class Represented by Amount in Row (11) 86.42%
(based on 20,827,216 common shares issued and outstanding as of March 23, 2012).

14.	Type of Reporting Person	CO

CUSIP No	665113106

1.	Name(s) of Reporting Persons:	Martin Doane
	I.R.S. Identification Nos. of above persons:	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	X	(a)
(b)

3.	SEC Use Only

4.	Source of Funds:	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)		N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	0 common shares

8.	Shared Voting Power:	18,000,000

9.	Sole Dispositive Power:	0

10.	Shared Dispositive Power:	18,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		( )

13.	Percent of Class Represented by Amount in Row (11) 86.42%
(based on 20,827,216 common shares issued and outstanding as of March 23, 2012).

14.	Type of Reporting Person	IN

CUSIP No	665113106

1.	Name(s) of Reporting Persons:	Bill Calsbeck
	I.R.S. Identification Nos. of above persons:	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	X	(a)
(b)

3.	SEC Use Only

4.	Source of Funds:	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)		N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	0 common shares

8.	Shared Voting Power:	18,000,000

9.	Sole Dispositive Power:	0

10.	Shared Dispositive Power:	18,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		( )

13.	Percent of Class Represented by Amount in Row (11) 86.42%
(based on 20,827,216 common shares issued and outstanding as of March 23, 2012).

14.	Type of Reporting Person	IN

Item 1.             Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Northern Empire Energy Corp., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 36 Lombard Street, Suite 700, Toronto, Ontario, Canada, M5C 2X3.

Item 2.             Identity and Background

2251442 Ontario Inc. (the “Reporting Corporation”) is a corporation organized under the laws of Province of Ontario, Canada. The Reporting Corporation’s principal business is investing in various business ventures.

Ubequity Capital Partners, Inc., a Canadian corporation, (“Ubequity”) is the sole shareholder of the Reporting Corporation. Ubequity’s principal business is merchant banking.

Martin Doane, a Canadian citizen, is a Global Managing Director of Ubequity and the sole director and President of the Reporting Corporation. Mr. Doane is also a Member of the Board, Vice President and Secretary of the Issuer.

Bill Calsbeck is a Canadian citizen and a Global Managing Director of Ubequity. As Global Managing Directors of Ubequity, Mr. Calsbeck and Mr. Doane share authority over the voting and disposition rights of the Common Stock.

The principal business address for each of the Reporting Corporation, Ubequity, Mr. Doane and Mr. Calsbeck is 36 Lombard Street, Suite 700, Toronto, Ontario, M5C 2X3.

During the last five years, none of the Reporting Corporation, Ubequity, Mr. Doane or Mr. Calsbeck  have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration

The Reporting Corporation acquired the securities that are the subject of this Schedule 13D from the Issuer, for a purchase price of $5,000 US, which was funded from the Reporting Corporation’s working capital.

Item 4.             Purpose of Transaction

The Reporting Corporation acquired all of the securities subject to this Schedule 13D from the Issuer for investment purposes in the ordinary course of business.  As a result of the Reporting Corporation’s acquisition of the securities subject to this Schedule 13D and the related redemption of certain Common Stock of the Issuer as reported in two current reports on Form 8-K dated March 20, 2012 and March 21, 2012 filed by the Issuer with the Securities and Exchange Commission (the “Sec”) on March 22, 2012 and March 23, 2012, the Reporting Corporation now controls the Issuer.  As Ubequity controls the Reporting Corporation, Ubequity in turn controls the Issuer.

The Reporting Corporation intends to complete a transaction involving the Issuer or a to-be-formed wholly-owned subsidiary of the Issuer (the “New Subsidiary”) and a to be identified corporation (the “Target Corporation”), which currently is expected to be structured in accordance with one of the following scenarios: (a) the merger of the Target Corporation into the Issuer or the New Subsidiary, pursuant to which the Issuer or the New Subsidiary would be the surviving entity and the Target Corporation would cease to exist, (b) the purchase of all of the Target Corporation’s outstanding common stock by a special purpose vehicle owned by the Reporting Corporation (the “SPV”) or the Issuer in exchange for shares of the Issuer’s Common Stock, after which the Target Corporation would dissolve, (c) the purchase by the SPV or the Issuer of certain assets of the Target Corporation, after which the Target Corporation may or may not dissolve, or (d) a similar transaction in which the Target Corporation’s shareholders obtain an interest in the Issuer.

Depending on various factors, the Reporting Corporation may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, at any time without prior notice, purchase additional Common Stock or other securities of the Issuer on the open market or in private transactions, or otherwise, at such times and at such prices as the Reporting Corporation deems advisable, or may dispose of, in open market or privately negotiated transactions or otherwise, some or all of any Common Stock or other securities of the Issuer which it owns from time to time, and/or continue to hold the securities subject to this Schedule 13D.

Item 5.             Interest in Securities of the Issuer

(a)
The Reporting Corporation owns 18,000,000 shares of the Issuer’s Common Stock, which represents  86.42% of the Issuer’s outstanding Common Stock based on 20,827,216 shares of Common Stock issued and outstanding as of March 23, 2012. The Reporting Corporation exercises sole voting and dispositive power with respect to all such shares. Ubequity, in its capacity as the sole shareholder of the Reporting Corporation, and Mr. Doane and Mr. Calsbeck, who jointly share voting and dispositive authority over the Common Stock as the Global Managing Directors of Ubequity, may also be deemed to possess beneficial ownership, voting power and investment power with respect to all portfolio securities owned by the Reporting Corporation, including the securities which are the subject of this Schedule 13D.

(b)	See Item 5(a) above.

(c)	None of the Reporting Corporation, Ubequity, Mr. Doane or Mr. Calsbeck have engaged in any transactions in the Issuer’s securities in the sixty days that are not reported in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7.            Material to be filed as Exhibits

      None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2251442 ONTARIO INC.

	By:	/s/ Martin Doane
Martin Doane
Chief Executive Officer

UBEQUITY CAPITAL PARTNERS

	By:	/s/ Martin Doane
Martin Doane
Global Managing Director

	By:	/s/ Bill Calsbeck
Bill Calsbeck

	By:	/s/ Martin Doane
Martin Doane, Individually

Dated:	March 23, 2012